SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM
1 Translation of letter to the Buenos Aires Stock Exchange dated December 13, 2022

TRANSLATION

City of Buenos Aires, December 13, 2022.

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Changes in the composition of the Board of

Directors and the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 section 8, Chapter VI of the ByMA Listing Regulations.

In that regard, we hereby inform that the Board of Directors of the Company considered and resolved, at its meeting held on December 13, 2022, to accept the resignation of Mr. Héctor Pedro Recalde as Director for Class D shares, strictly for personal reasons.

Yours faithfully,

Pablo Calderone
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 13, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer